Exhibit 5.2

December 13, 2023

Dear Sirs/Mesdames:

Pembina Pipeline Corporation

Reference is made to the short form base shelf prospectus (the “Prospectus”) forming part of the Registration Statement on Form F-10 filed by Pembina Pipeline Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our firm name on the cover page of the Prospectus and under the headings “Enforceability of Civil Liabilities”, “Legal Matters”, “Interests of Experts” and “Documents Filed as Part of the Registration Statement” and to the reference to our advice under the heading “Enforceability of Civil Liabilities.” In giving such consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

/s/ Blake, Cassels & Graydon LLP